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Christopher S.

Senior Information Systems Analyst - Site Lead

Mashpee, Massachusetts · 61 connections · **Contact info**

 Colossal Inc

 LSU Shreveport

About

I have been in the Information Technology field for over 15 years. Most of my career was with the Air Force or DoD civilian/contractor capacity. Over the years I continue to build on my knowledge and skill set through formal education, certifications as well as experience. Growth in management is my primary focus at this t ... see more

Experience



Chief Executive Officer (CEO)
Colossal Inc
Sep 2018 – Present · 1 yr
Marstons Mills, MA



Senior Information Systems Analyst
Lockheed Martin
Nov 2014 – Present · 4 yrs 10 mos
Bourne, MA 02542

Provide immediate system support to users in a high pressure environment.
Troubleshoot and repair system applications, software, and hardware when required.
Frequently install software, troubleshoot/repair software issues on UNIX systems designed for Department of Defense on large scale CAN and WAN.... See more

IT Specialist
102nd Intel Support Squadron
Jan 2008 – Nov 2014 · 6 yrs 11 mos
Otis ANGB, MA 02542

Complete daily functionality checks and preventative maintenance on the client systems as well as network equipment.
Coordinate tasks with contractors on a daily basis to complete software installation, fault isolation and repair of systems in the DCGS capacity.... See more

F-15 Avionics Technician
102nd Fighter Wing
Mar 2003 – Jan 2008 · 4 yrs 11 mos
Otis ANBG, MA 02542

Identify and isolate F-15 integrated avionics systems malfunctions, and analyze performance.
Operate integrated avionics systems to determine operational condition.
Interpret equipment operation to isolate malfunctions in systems.
Trace data flow and wiring diagrams.... See more

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LSU Shreveport
Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies
2016 – 2018

Community College of the Air Force
Associate of Science - AS, Computer Science
2011 – 2013

Western Governors University
Bachelor of Science - BS, Information Technology
2009 – 2013

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Licenses & Certifications

Lean Six Sigma Black Belt
Six Sigma Global Institute
Issued Oct 2017 · No Expiration Date
Credential ID 10935577

See credential

A+
CompTIA

CIW Professional
CIWcertified

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Volunteer Experience

Chairman
Mashpee School Committee
May 2014 – Present • 5 yrs 4 mos
Education

Executive Director
Unique Spectrum Inc
Sep 2015 – Present • 4 yrs
Social Services

Skills & Endorsements

Windows Server

Network Administration · 1
Justin Wade has given an endorsement for this skill

Unix Administration

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